                                                                     Exhibit 2.2
                 FIRST AMENDMENT TO THE CONTRIBUTION AGREEMENT

    First Amendment to the Contribution Agreement (the "Amendment") dated as of February 20, 1998 by and among Advanta Corp., a Delaware corporation (the "Company"), Fleet Financial Group, Inc., a Rhode Island corporation ("Fleet"), and Fleet Credit Card, LLC, a Rhode Island limited liability company (the "LLC").

    WHEREAS, the Company and Fleet are parties to that certain Contribution Agreement dated as of October 28, 1997 by and between Advanta and Fleet (the "Agreement"); and

    WHEREAS, Advanta and Fleet desire to amend certain provisions of the Agreement upon the terms and conditions set forth in this Amendment; and

    WHEREAS, capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Contribution Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.  RBS Advanta.

    (a) Section 1.05 of the Agreement is hereby amended and restated in its entirety as follows:

    Section 1.05

    (a)(i) Transfer of Company's Interest in RBS Advanta. Fleet and the Company acknowledge and agree that the Company Contributed Assets include the Company's economic and beneficial interest in Advanta International Corporation I ("AIC I") and Advanta International Corporation II ("AIC II"), each a Delaware corporation that is a wholly-owned subsidiary of the Company, including without limitation the Company's right to all profits, losses and distributions from such interest accruing from and after the Closing Date (such interest being referred to herein as the "AIC Shares").

       (ii) As more fully set forth in Section 1.05(iv) below, the Company shall contribute the AIC Shares by transferring and assigning, without recourse
(a) all of its economic and beneficial interest in AIC I and AIC II, and (b) all of its right, title and interest in and to the Term Subordinated Loans existing as of the Closing Date between the Company and each of AIC I and AIC II accruing from and after the Closing Date (the "AIC Loans"). As more fully set forth in
Section 1.05(iii) below and as a result of the Company's contribution of all of its economic and beneficial interest in AIC I and AIC II, the Company Transferred Liabilities shall include all of the Company's and its Affiliates' obligations and liabilities under (A) the Joint Venture Agreement of RBS Advanta (f/k/a Roboscot (15)), an unlimited company organized under the Companies Act 1985, registered in Scotland (No. 157256) ("RBS Advanta"), dated effective May 24, 1995, among, inter alia, the Company, Advanta UK and the Royal Bank of Scotland (the "Joint Venture Agreement") including without limitation, its obligations to make capital contributions to RBS Advanta, and (B) any document or agreement relating thereto.

         (iii) Pursuant to the Articles of Association of RBS Advanta, the consent of the other member of RBS Advanta is required to transfer the shares of RBS Advanta held by Advanta UK and upon notice of transfer, such other member may exercise its right to purchase such shares (the "RBS Shares"). Fleet and the Company hereby agree that upon the request of Fleet, the Company shall cause Advanta UK to give the applicable notice to RBS Advanta to transfer the RBS Shares to the LLC. If consent to such transfer is obtained after the Closing Date, the RBS Advanta Shares shall be transferred to the LLC. The Closing Balance Sheet shall reflect the value of the AIC Shares as a Company Contributed Asset at the value for the RBS Shares on the Closing Date calculated in accordance with Schedule 1.06(g). If the RBS Shares are acquired by any person other than the LLC pursuant to the provisions of the Articles of Association of RBS Advanta or if any other payment is made subsequent to the Closing Date to Advanta UK in respect of such shares, the Company will cause such amounts, net of applicable Taxes of the Company or its Affiliates in respect thereof, if any, to be paid to the LLC promptly after receipt thereof. If RBS Advanta gives notice to the Company or any of the Company's Affiliates of a need for additional capital, including without limitation Tier II Capital, subsequent to the Closing Date, the Company shall promptly deliver such notice to the LLC and shall, at the sole cost and expense of the LLC, take such actions in response to the request for capital as the LLC shall direct.

         (iv) Effective as of and from the Closing Date, the Company grants unto the LLC a security interest in (A) all of the outstanding shares of capital stock of AIC I and AIC II (the "Shares") and (B) all of the outstanding shares of capital stock of Advanta UK (the "UK Shares"), to secure the repayment of the AIC Loans and to reflect the interest of the LLC in the Shares and the UK Shares, and does hereby waive any presentment or notice of presentment with respect to realization of the security interest in the Shares and the UK Shares.

         (v) The Company shall cause the designees of Advanta UK on the Board of Directors of RBS Advanta to be removed as promptly after the Closing Date as practicable and shall use its best efforts to cause to be elected to the Board of Directors of RBS Advanta the designees of the LLC effective as promptly after the Closing Date as practicable.

    (b) Section 10.01(a) of the Agreement is hereby amended by inserting the following provision at the end of Section 10.01(a):

         "(vi) arising out of the operation of AIC I, AIC II and Advanta UK prior to the Closing Date, and arising out of the operation of AIC I, AIC II and Advanta UK following the Closing Date, but only to the extent arising





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
         from the affirmative action of the Company or any of its Affiliates relating such operations not requested or consented to in writing by Fleet but excluding from such indemnity any Losses related in any manner to or arising out of the transfer of the Company's interest in RBS Advanta pursuant to this Agreement, the operation of AIC I, AIC II and Advanta UK, if such Losses arise as a result of the operation of RBS Advanta or the AIC Loans."

2.  Closing Balance Sheet.

    (a) Section 1.06 of the Agreement is hereby amended and restated to read in its entirety as follows:

"Section 1.06  Closing Balance Sheet Confirmation.

    (a) No later than the Closing Date, the Company shall deliver to Fleet its good faith estimate of the Closing Balance Sheet ("Estimated Closing Balance Sheet"), which Estimated Closing Balance Sheet shall demonstrate that the book value of the Company Transferred Liabilities over the Company Contributed Assets equals the Agreed Deficit. In addition, the Company shall cause to be delivered therewith a certificate of the Company signed on its behalf by the chief financial officer of the Company, confirming that the Estimated Closing Balance Sheet was prepared in accordance with the provisions of Section 1.06(g). The interest bearing liabilities which are included in the Company Transferred Liabilities at Closing shall be subject to the conditions set forth on Schedule 1.06(a). The Estimated Closing Balance Sheet submitted by the Company to Fleet shall include a schedule of the interest bearing liabilities to be contributed by the Company in substantially the form of Exhibit A attached to Schedule 1.06(a), which shall detail the outstanding balances by liability type, rate and maturity and demonstrate that the characteristics of the interest bearing liabilities to be contributed by the Company are substantially no less favorable than the characteristics of the liabilities set forth in Schedule 1.06(a). Notwithstanding the foregoing, the Managed Receivables, the Agreed Deficit and the Gain Receivable on Securitized Credit Cards referred to in Exhibit B to Schedule 1.06(g) shall be computed as of the Specified Date. For all purposes under the Agreement, the Specified Date shall mean the Closing Date.

    (b) The term "Agreed Deficit" shall mean five hundred ten million dollars ($510,000,000), plus the Special Adjustment, but minus the Agreed Adjustment, if any (the parties acknowledge and agree that the Agreed Adjustment may be an amount which is less than zero, in which event the Agreed Deficit would equal the sum of five hundred ten million dollars ($510,000,000) plus the Special Adjustment plus the absolute value of the Agreed Adjustment). For the purposes of computing the Agreed Deficit, Managed Receivables shall include the pro rata portion of the monthly bankruptcy charge offs; provided that (i) no such balances shall otherwise be included in the Managed Receivables balance, and
(ii) such charge offs are recorded in the February Adjusted Income Statement.





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  (b)(1) The term "Special Adjustment" shall mean the sum of the balances of general ledger accounts 152628, 152611 and 152616.

  (c) The "Agreed Adjustment" shall be that amount which is the sum of the Volume Adjustment and the Yield Adjustment.

  (d) The Volume Adjustment (which may be less than zero as noted in Section 1.06(b)) means that amount which is (i) ($12,100,000,000 minus the amount of the Managed Receivables as of the Specified Date) multiplied by (ii) 0.0438.

  (e) The Yield Adjustment (which may be less than zero as noted in Section 1.06(b)) shall be equal to the product of (A) (i) the amount of the Managed Receivables with Introductory Rate Balances as of the Specified Date minus (ii) $2,192,520,000 multiplied by (B) 0.5 multiplied by (C) 0.0438. For example, if on the Specified Date the percentage of Managed Receivables with Introductory Rates Balances equaled 15% and the amount of Managed Receivables was equal to $12,100,000,000 then the Yield Adjustment would be equal to:

  ($12,100,000,000 x .15 - $2,192,520,000) x .5 x 0.0438 = - $8,267,688 (Yield
Adjustment)

   In such example, the Agreed Deficit would equal $518,267,688 plus the amount of the Special Adjustment.

  (f) As promptly as practicable, but in no event later than April 30, 1998, the Company shall prepare and deliver to the LLC and Fleet the pro forma balance sheet of the Business as of the close of business on February 28, 1998, subject to the provisions of Section 1.02, but without giving effect to the transactions occurring at the Closing (the "Closing Balance Sheet"), together with the unqualified report of Arthur Andersen 11LLP ("Company's Auditor") on the Closing Balance Sheet, and a calculation in reasonable detail of the Volume Adjustment, the Yield Adjustment, the Agreed Adjustment and the Agreed Deficit together with a certificate of the Company signed on its behalf by the Chief Financial Officer of the Company, confirming that such calculations were made in accordance with the terms of this Agreement. The report of the Company's Auditor shall be made to the Company, Fleet and the LLC and shall be to the effect that (i) the Closing Balance Sheet (A) has been prepared therein in conformity with the terms of this Agreement, including the provisions of
Section 1.06(g) hereof; (B) was prepared in conformity with GAAP (except as set forth in Schedule 1.06(g)), applied on a consistent basis with the Company's past practice; and (C) presents fairly the financial position of the Business as of the close of business at the Closing Date, subject to the provisions of
Section 1.02, and (ii) the audit by the Company's Auditor was conducted in accordance with generally accepted auditing standards. In addition, the Company's Auditor shall perform such tests as are appropriate to confirm the accuracy of the interest bearing liabilities contributed by the Company as compared to the schedule of interest bearing liabilities submitted by the Company pursuant to Section 1.06(a) above. In the event that the Company's Auditor does not so confirm the characteristics of the interest bearing liabilities, the LLC and the Company shall determine in good faith such amount as is necessary, consistent with the provisions of Schedule 1.06(a), to





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
reimburse the LLC for any such failure to so conform to such characteristics. In the event the LLC and the Company can not resolve any dispute as to the amount of such reimbursement, such dispute will be resolved in accordance with the procedures set forth below. The Company shall pay the amount of any required reimbursement, if any, to the LLC promptly after determination thereof. The Estimated Closing Balance Sheet shall be reviewed by the Company on February 23, 1998 and on March 16, 1998 to determine if the Company Transferred Liabilities should be adjusted to more closely approximate the Company Contributed Assets and the Agreed Deficit; to the extent that an adjustment is appropriate, taking into account then available information, the adjustment shall be made by adding or subtracting Company Transferred Liabilities. To the extent available, the Company and the LLC will, pursuant to that certain Letter Agreement (the "Letter Agreement"), dated February 19, 1998, among the Company, Advanta National Bank, Fleet National Bank and Morgan Stanley & Co., Incorporated, use the repurchase agreements created by the Company prior to February 20, 1998 as the liabilities to effectuate the adjustments. The Company and Fleet shall cause Advanta National Bank and Fleet National Bank, respectively, to assign and/or reassign the Subject Transactions (as defined in the Letter Agreement) and to substitute securities in connection with any such assignment(s) and/or reassignment(s), all as contemplated in the Letter Agreement.

    (g) The Closing Balance Sheet shall be prepared in accordance with the books and records of the Company and the Company Contributors and in conformity with the provisions of, and pursuant to the procedures described on, Schedule 1.06(g) hereto.

    (h) After the Closing Date, the LLC shall permit the Company and the Company's Auditor reasonable access upon reasonable notice and during normal business hours to the deeds, documents and contracts and books of account, records, files, invoices and other data associated with, necessary to or used in the Business as conducted on or before the Closing Date. The Company and the LLC shall direct the appropriate personnel, regardless of whether employed by the Company or the LLC, to provide the necessary financial information regarding the Business as promptly as practicable after the Closing Date to the Company and the Company's Auditor. Fleet shall, within forty-five (45) days after its receipt of the Closing Balance Sheet, advise the Company in writing (an "Objection Notice") in reasonable detail of the amounts and descriptions of adjustments, if any, which Fleet believes are necessary to be made to the Closing Balance Sheet or the Agreed Deficit in order to comply with the provisions of this Agreement and Section 1.06(g) hereof. In the event that Fleet fails to deliver an Objection Notice within the time period specified herein, the pro forma Closing Balance Sheet and the calculation of the Agreed Deficit delivered by the Company pursuant to Section 1.06(f) hereof shall be deemed to be the Closing Balance Sheet and Agreed Deficit for all purposes of this Agreement.

    (i)  In the event that Fleet shall deliver an Objection Notice pursuant to
Section 1.06(h) hereof, Fleet and the Company shall attempt, in good faith, to resolve their differences within the thirty day period following the receipt by the Company of the Objection Notice. In the event the Company and Fleet are not able to resolve their good faith differences within such thirty day period with respect to any line item of the Closing Balance Sheet, but the differences with respect to any such line item are less than two hundred fifty thousand dollars





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
($250,000), then such line item shall be deemed to be the average of the amounts specified by the Company and Fleet, respectively, and the differences on such line item shall be deemed to be resolved. In the event that the Company and Fleet are able to resolve their differences within such thirty day period (including any resolution pursuant to the immediately preceding sentence), the Closing Balance Sheet and Agreed Deficit agreed to by Fleet and the Company pursuant to this Section 1.06(i) shall be deemed to be the Closing Balance Sheet and Agreed Deficit for all purposes of this Agreement. In the event that all of the differences are not resolved within such thirty day period, but the effect of such differences on the Agreed Deficit is less than three million dollars ($3,000,000), in the aggregate, then all remaining differences shall be resolved in the same manner set forth above with respect to differences of less than $250,000 and the Closing Balance Sheet and the calculation of the Agreed Deficit, as so adjusted, shall be deemed to be the Closing Balance Sheet and the Agreed Deficit for all purposes of this Agreement.

    (j) In the event that the Company and Fleet are unable to resolve all differences with respect to the Closing Balance Sheet or Agreed Deficit in the manner set forth in Section 1.06(i) hereof within the thirty (30) days referred to in Section 1.06(i) hereof, then the issues remaining unresolved shall be determined by Coopers & Lybrand L.L.P. (the "Independent Firm") as follows:

         (1) Within fifteen (15) days following retention of the Independent Firm, the Company and Fleet shall present or cause to be presented the disputed issue or issues that must be resolved with respect to the Closing Balance Sheet.

         (2) The Company and Fleet shall use their commercially reasonable efforts to cause the Independent Firm to render its decision as soon as is reasonably practicable, including, without limitation, prompt compliance with all reasonable requests by the Independent Firm for information, papers, books, records and the like; provided that (i) the Company and Fleet agree that the scope of the retention of the Independent Firm shall be limited to resolving the disputed issues presented to it and matters related thereto and (ii) in no event shall the resolution of any issue be outside the parameters or amounts within which the issues were determined by each of the Company and Fleet. All decisions of the Independent Firm with respect to the Closing Balance Sheet and the Agreed Deficit shall be final and binding upon Fleet, the Company and their respective Affiliates, and the Closing Balance Sheet and the Agreed Deficit as determined in accordance with the provisions of this Section 1.06(j) shall be deemed to be the Closing Balance Sheet and the Agreed Deficit for all purposes of this Agreement.

    (k) With respect to the performance of their respective functions pursuant to this Section 1.06, (i) the Company shall bear all of the fees, costs, disbursements and other expenses of the Company's Auditor; (ii) Fleet shall bear all of the fees, costs, disbursements and other expenses of its auditor; and (iii) the Company, on the one hand, and Fleet, on the other hand, shall share equally all fees, costs, disbursements and other expenses of the Independent Firm.





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
    (l) If the value of Company Transferred Liabilities over the Company Contributed Assets as reflected on the Closing Balance Sheet (the "Net Deficit") exceeds the Agreed Deficit, then the Company shall pay to the LLC in the manner and with interest as provided in Section 1.06(n), the amount of such excess.

    (m) If the Agreed Deficit exceeds the Net Deficit, then the LLC shall pay the Company in the manner and with interest as provided in Section 1.06(n), the amount of such excess.

    (n) Any payment pursuant to Sections 1.06(l) or 1.06(m) hereof shall be made at a mutually convenient time and place within ten (10) days after the Closing Balance Sheet has been finally determined, by delivery to the Company or the LLC, as the case may be, of a wire transfer of immediately available funds from such party to a designated account of such other party. The amount of any payment to be made pursuant to Sections 1.06(l) or 1.06(m) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to LIBOR as of the Closing Date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 360 days and the actual number of days elapsed."

3. Adjustment for February 1998 Income. The Agreement is hereby amended by adding a new Section 1.07 as follows:

Section 1.07  Adjustment for February 1998 Net Income of the Business.

    (a) No later than March 16, 1998, the Company shall also cause to be prepared and delivered to Fleet, the Advanta Credit Card Pre-Tax Income Statement for February, 1998 (the "February Pre-Tax Income Statement"), prepared in accordance with the books and records of the Company and the Company Contributors and reflecting the ordinary course operating pre-tax net income on a managed assets basis of the Business for the entire month of February, 1998. Appropriate personnel, whether the employees of the Company or the LLC, shall be directed to prepare the February Pre-Tax Income Statement.

    (b) No later than March 16, 1998, the Company shall also cause to be prepared and delivered to Fleet the February Adjusted Pre-Tax Income Statement. The "February Adjusted Pre-Tax Income Statement" shall mean the February Pre-Tax Income Statement, adjusted as follows:

                          (i) Expenses reflecting the Company's corporate overhead allocation to the Business shall be eliminated;

                          (ii) Any provision for loan losses in excess of the February, 1998 charge-off amount shall be eliminated;





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
                          (iii) Any actual expense reflecting employee compensation (not including incentive accruals which are being paid by Fleet) shall be eliminated;

                          (iv) The Fleet Interest Expense Amount shall be added to interest expense; and

                          (v)     The cost of capital shall be eliminated.

    (c)  The "Fleet Interest Expense" amount shall be calculated as follows:

         Fleet Average Daily Funding Amount x LIBOR x 8/365

The Fleet Average Daily Funding Amount shall mean the average of all amounts provided by Fleet or its subsidiaries to the Company and its subsidiaries to fund the Company Contributed Assets and the Company Transferred Liabilities from the close of business on February 20, 1998 to the close of business on February 28, 1998. Appropriate personnel, whether the employees of the Company or the LLC, shall be directed to prepare the February Adjusted Pre-Tax Income Statement.

    (d) No later than 30 days following its receipt of the February Pre-Tax Income Statement and the February Adjusted Pre-Tax Income Statement, Fleet shall advise the Company in writing (the "Notice") in reasonable detail of the amounts and descriptions of adjustments, if any, that Fleet believes are necessary to be made to the February Adjusted Pre-Tax Income Statement. In the event that Fleet fails to deliver the notice within the time period specified herein, the February Adjusted Pre-Tax Income Statement delivered by the Company pursuant to
Section 1.07(b) hereof shall be deemed to be the February Pre-Tax Income Statement for all purposes of this Agreement.

    (e) In the event that Fleet shall deliver the Notice, Fleet and the Company shall attempt to resolve their differences in accordance with the provisions of
Section 1.06(i) of this Agreement; provided however, that for purposes of this
Section 1.07(d), the last sentence of Section 1.06(i) shall be ignored by the parties hereto.

    (f) In the event that the Company and Fleet are unable to resolve their differences with respect to the February Adjusted Pre-Tax Income Statement, then the issues remaining shall be determined by the Independent Firm in accordance with the provisions of Sections 1.06(j) and 1.06(k) of this Agreement.

    (g) Within 5 days of the determination of February Adjusted Net Income, Advanta shall pay to the LLC, in the manner and with interest as provided in
Section 1.06(n) hereof, an amount equal to:

                          (1)     February Adjusted Net Income x 8/28; plus

                          (2)     the Fleet Interest Expense Amount; minus





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
                          (3) the Agreed Deficit x the three month LIBOR rate x 8/365.

For purposes hereof, the "February Adjusted Net Income" shall be that amount shown as net income on the February Adjusted Pre-Tax Income Statement.

4. Strategic Business Assets. The following provisions are hereby inserted into the Agreement at the end of Section 6.24 thereof:

    "(a) With respect to the View Card, the Company will initially retain any and all patent rights therein (the "Rights") and grant a royalty free license to the LLC in the Rights on terms reasonably agreeable to the parties which would give the LLC the exclusive right to use the Rights for the period beginning on the Closing Date and ending February 20, 2003 in connection with consumer credit cards and a shared license to use the Rights for ATM, debit, payment, telephone, magnetic stripe and integrated circuit chip payment cards and prepaid cards and stored value cards and smartcards which are related to consumer credit cards (collectively, the "Cards"), and after February 20, 2003, a non-exclusive royalty free license to use the Rights for consumer credit cards. The Company may, at its option at any time offer to transfer the Rights to the LLC (the "Offer"). The LLC may within fifteen days thereafter accept such Offer and if such Offer is not accepted in such fifteen day period, such offer shall be conclusively deemed to have been rejected). Promptly after acceptance of such offer the Company will transfer the Rights to the LLC and the LLC will concurrently therewith grant to the Company a royalty free license with respect to the Cards referred to above (which license shall be exclusive except to the extent the Rights are also used by the LLC for such Cards), an exclusive license with respect to other services and items and a shared license to use on an exclusive basis (except to the extent the Rights are also used by the LLC in connection with consumer credit cards) to use the Rights after February 20, 2003 in connection with consumer credit cards. The then owner of the patent shall have the obligation to pay all costs and expenses of all development work relating thereto and all legal fees relating to obtaining and maintaining the patent rights. At any time after the Offer is rejected by the LLC, the Company may abandon its ownership of the Rights and have no further obligation with respect thereto.

    (b) With respect to Customer Service Online (excluding the web site relating to the Company) any software and web site material developed through February 20, 1998 will be shared between the parties, except that the LLC will have exclusive rights to use such software in connection with consumer credit cards.

    (c) With respect to BLT Technologies the Company may issue phone cards and all training, learning and material developed through February 20, 1998 with respect to BLT will be shared with the Company at no cost to the Company.

    (d) With respect to the identification of Destiny on Annex 8 to Schedule 1 to the Contribution Agreement, such identification is hereby revised to read as follows: "Destiny - Software for credit card fulfillment systems developed through February 20, 1998 relating to





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
direct mail offerings of credit cards, including authentication and data entry systems, as well as balance transfers and other marketing and message options."

6. Schedule 1.06(g). Exhibit "A" to Schedule 1.06(g) is hereby replaced by Exhibit A attached hereto.

7. The Schedules to the Contribution Agreement are hereby amended and restated to read in their entirety as "such Schedules are attached to this Amendment." In addition, all references to "Einstein" are hereby removed from Annex A-8 to
Schedule 1.

8. Exhibit B attached hereto, captioned "Activity: Archived Records" is hereby incorporated by reference into the Agreement.

9.  The LLC hereby joins in the Agreement, as amended hereby.





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
    IN WITNESS WHEREOF, the parties hereto have executed this document as of the date first above written.

                      ADVANTA CORP.


                      By     /s/ Elizabeth H. Mai
                        -----------------------------------------
                          Title: Senior Vice President,
                                 Secretary and General Counsel


                      FLEET FINANCIAL GROUP, INC.


                      By     /s/ Brian T. Moynihan
                        ---------------------------------
                          Title: Senior Vice President


                      FLEET CREDIT CARD, LLC

                      By FLEET CREDIT CARD HOLDINGS, INC., its managing member


                      By      /s/ Joseph Saunders
                        -----------------------------------------
                           Title: Executive Vice President





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